FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Perry, Barry W.	2. Issuer Name and Ticker or Trading Symbol Arrow Electronics, Inc. (ARW)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Engelhard Corporation 101 Wood Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year November 15, 2002
(Street) Iselin, NJ 08830		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Employee Directors Plan Stock Option (1)	$17.4375							1/25/00	1/25/09	Common Stock	15,000		15,000	D
Non-Employee Directors Plan Stock Option	$18.125							5/14/00	5/14/09	Common Stock	4,000		4,000	D
Non-Employee Directors Plan Stock Option	$33.6875							5/23/01	5/23/10	Common Stock	4,000		4,000	D
Non-Employee Directors Plan Stock Option	$26.52							5/11/02	5/11/11	Common Stock	4,000		4,000	D
Non-Employee Directors Plan Stock Option	$26.23							5/23/03	5/23/12	Common Stock	4,000		4,000	D
Phantom Stock	1 for 1	2/15/99								Common Stock	65.23636		65.23636	D
Phantom Stock	1 for 1	5/15/99								Common Stock	206.89655		206.89655	D
Phantom Stock	1 for 1	8/15/99								Common Stock	174.41860		174.41860	D
Phantom Stock	1 for 1	11/15/99								Common Stock	174.41860		174.41860	D
Phantom Stock	1 for 1	2/15/00								Common Stock	179.64072		179.64072	D
Phantom Stock	1 for 1	5/15/00								Common Stock	92.87926		92.87926	D
Phantom Stock	1 for 1	8/15/00								Common Stock	150.94340		150.94340	D
Phantom Stock	1 for 1	11/15/00								Common Stock	166.66667		166.66667	D
Phantom Stock	1 for 1	2/15/01								Common Stock	169.20474		169.20474	D
Phantom Stock	1 for 1	5/15/01								Common Stock	189.68134		189.68134	D
Phantom Stock	1 for 1	8/15/01								Common Stock	187.19581		187.19581	D
Phantom Stock	1 for 1	11/15/01								Common Stock	177.26253		177.26253	D
Phantom Stock	1 for 1	2/15/02								Common Stock	151.60745		151.60745	D
Phantom Stock	1 for 1	5/15/02								Common Stock	165.61922		165.61922	D
Phantom Stock	1 for 1	8/15/02								Common Stock	277.19298		277.19298	D
Phantom Stock (2)	1 for 1	11/15/02		A		377.35849				Common Stock	377.35849		377.35849	D

Explanation of Responses:

(1) Right to buy under the Arrow Electronics, Inc. Non-Employee Directors Stock Option Plan.
(2) Issued under the Arrow Electronics, Inc. Non-Employee Directors Deferral Plan and settled by issuance of shares of Common Stock following termination of services as a Director, the occurence of an unforeseeable emergency or a change in control as defined in the Plan.

By: /s/ Lori McGregor Attorney-in-fact **Signature of Reporting Person	11/21/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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